U.S. SECURITIES AND EXCHANGE COMMISSION
		     WASHINGTON, D.C. 20549

			  FORM 12b-25

		  NOTIFICATION OF LATE FILING

			  (Check one):

[x] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ]
Form N-SAR For Period Ended:
December 31, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

      Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

       The Notification relates to the entire Form 10-K

		       ______________________

Part I - Registrant Information

		       ______________________

Full Name of Registrant:

	Iatros Health Network, Inc.

Former Name if Applicable:

	GraceCare Health Systems, Inc.

Address of Principal Executive Office:

	10 Piedmont Center, Suite 400
	Atlanta, Georgia 30305


		       ______________________

Part II - Rule 12b-25(b) and (c)

		       ______________________

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

  x     (a)     The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

  x     (b)     The subject annual report, will be filed on or before the
fifteenth calendar day following the prescribed due date; and

  x     (c)     The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

		       _____________________

Part III - Narrative

		       _____________________

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The Report on Form 10-K will be delayed a few days because the audit for the year ended December 31, 1996 was delayed. The delay in the audit process results principally from the number of corporate transactions, including acquisitions, completed by the Company in 1996 and the need to assemble audit documentation from widely disparate sources.

		       ____________________

Part IV - Other Information

		       ____________________

      (1) Name and telephone number of person to contact in regard to this notification

	  Joseph Rzepka                        (404) 266-3643
      _______________________________________________________________
	     (Name)                     (Area Code) (Telephone Number)



      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

						   [X] Yes  [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

						   [X] Yes  [  ]  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      The Company expects to report a net loss for the 1996 fiscal year approximating $10,300,000 upon completion of the ongoing audit examination. This compares to reported net income of $3,655,188 in 1995 and a reported net loss of $1,196,609 in 1994.

      The anticipated net loss in 1996 results principally from year-end adjustments of various recorded assets to realizable values as of December 31, 1996.


			Iatros Health Network, Inc.
	   _____________________________________________________
	       (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.




Date _______________________   By:  /s/ Joseph L. Rzepka
					Joseph L. Rzepka
					Executive Vice President and
					Chief Financial Officer



Attachment of accountant's statement:

			Asher & Company Ltd.

						March 31, 1997

Mr. Joseph L. Rzepka
Chief Financial Officer
Iatros Health Network, Inc.
10 Piedmont Center
Atlanta, GA 30305

Dear Mr. Rzepka:

     We are unable at this time to provide you with our independent auditors' report on the consolidated financial statements of Iatros Health network, Inc. for the year ended December 31, 1996 because our audit procedures have not been completed.

				    /s/ Asher & Company, Ltd.
					Asher & Company, Ltd.

PJD:paf